Bang Holdings Corp.

1400 NE Miami Beach Gardens, Ste. 202

North Miami Beach FL 33179

July 17, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Bang Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 26, 2015
File No. 333-204011

Dear Ms. Parker:

We are in receipt of your comment letter dated July10, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note from your response to our prior comment 21 and the expanded disclosure on page 11 that you intend to promote your products to marijuana enthusiasts. Please revise your summary, risk factors and business sections to make clear that an intended use of your product is marijuana-related, that your marketing may be targeted towards marijuana use, and address any potential legal or regulatory issues under federal and state laws affecting your business.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure in the summary, risk factors and business sections to indicate that an intended use of our product is marijuana-related and that our marketing may be targeted towards marijuana use. We have addressed the potential legal or regulatory issues under federal and state law which may affect our business in the risk factors section of our disclosure.

Cover Page of Prospectus

2.	We note your response to our prior comment 4, but are unable to locate the revision with which you reference. Please disclose the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to indicate the net proceeds that the selling shareholders will receive from the offering will be $3,377,050.

Steve Berke

Bang Holdings Corp

July 17, 2015

Compliance with regulations governing public company corporate governance, page 3

3.	We note your response to our prior comment 8 and reissue in part. Please provide an estimate of the increased costs you will incur operating as a public company.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to indicate that the increased costs we will incur operating as a public company will be approximately $25,000 per year.

Business Overview, page 7

4.	We note your disclosure regarding the views, likes, shares and comments of your most successful post on Facebook. To provide a more complete understanding of your existing social media network, please disclose the date of the post with which you reference and whether the post was related to your business or products.

RESPONSE: We respectfully submit to the Staff what we have updated our disclosure to indicate that the date of the post was February 18, 2015. The post was created to build upon our social media footprint related to our business, and not specifically towards our products.

Risk Factors, page 3

5.	We note your response to our prior comment 18. Please add a risk factor to discuss that you currently rely exclusively on one supplier and do not have a written agreement with this supplier. Please also discuss the fact that you intend to rely on third party vendors for your hardware products, packaging and flavor production and bottling.

RESPONSE: We respectfully submit to the Staff that we have added a risk factor to our disclosure regarding our present reliance on one supplier, and to state that we intend to rely upon third party vendors in the future for our hardware products, packaging and flavor production and bottling.

Marketing and Sales, page 11

6.	We note your response to our prior comment 20 and the expanded disclosure in the Going Concern section on page 10. Please provide a brief discussion in the Marketing and Sales section on page 11 of the marketing efforts you have made thus far in regards to your business and products and the associated costs of such efforts.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to indicate that we have spent approximately $60,000 on the creation and growth of the 4TT network, the primary social media footprint of Bang Holdings Corp.  We employ one full-time employee who handles all of the company's social media accounts, which currently has approximately 300,000 subscribers across various social media platforms, including, but not limited to, Facebook, YouTube, Instagram, MassRoots, and Vine.

Steve Berke

Bang Holdings Corp

July 17, 2015

Signatures, page 20

7.	We note your response to our prior comment 27 and reissue. Please revise the bottom part of your signature section to have the person who serves as either your controller or principal accounting officer sign your registration statement in this respective capacity. Refer to the Instructions to Form S-1.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to have our Chief Financial Officer, Adam Mutchler, sign the registration statement in his capacity as the principal accounting officer of the Company.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Bang Holdings Corp
By:	/s/ Steve Berke
Name: Steve Berke
Title: President and Chief Executive Officer